J.P. Morgan Securities LLC

BofA Securities, Inc.

UBS Securities LLC

SVB Leerink LLC

As Representatives of the

several Underwriters listed

in Schedule 1 to the Underwriting Agreement

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

c/o SVB Leerink LLC

1301 Avenue of the Americas

New York, New York 10019

October 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioNTech SE

Amendment No. 2 to Registration Statement on Form F-1

Filed October 4, 2019

File No. 333-233688

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of BioNTech SE (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on October 9, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Covington & Burling LLP and Freshfields Bruckhaus Deringer LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,500 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from September 24, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

UBS SECURITIES LLC

By:	/s/ James Raul Stahlke
Name: James Raul Stahlke
Title: Associate Director

By:	/s/ Robin Tang
Name: Robin Tang
Title: Director

SVB LEERINK LLC

By:	/s/ Gabriel Cavazos
Name: Gabriel Cavazos
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]